MATERIAL CHANGE REPORT

SECURITIES ACT (ALBERTA) SECTION 146(1) FORM 27
SECURITIES ACT (ONTARIO) SECTION 75(2) FORM 27

Item 1.	Reporting Issuer

Zi Corporation (the "Corporation")
Suite 2100, 840 - 7th Avenue S.W.
Calgary, Alberta T2P 3G2

Item 2.	Date of Material Change

December 3, 2003

Item 3.	Press Release

A press release disclosing the material change was issued by the Corporation on December 3, 2003 through CCN Matthews newswire service.

Item 4.	Summary of Material Change

19,407,364 common shares of the Corporation (49% of the total issued and outstanding common shares of the Corporation) are owned by four Lancer entities.

Item 5.	Full Description of Material Change

The Receiver for the Lancer Funds filed its Schedule 13D with the SEC on December 2, 2003, which states that 19,407,364 common shares of the Corporation (49% of the total issued and outstanding common shares of the Corporation) are owned by four Lancer entities.

The Receiver's determination of the number of Zi Corporation shares owned by Lancer was made after extensive research into, and analysis of, several sets of Lancer records, as well as a number of brokerage accounts and other records, some of which were subpoenaed by the court. Zi Corporation voluntarily assisted the Receiver during the process and provided copies of its shareholder records.

The Receiver has charged its investment manager generally with the task of proposing strategies for maximizing the net present value obtainable from the assets of the Lancer Entities over the next five years and currently does not intend to dispose of a substantial portion of the Common Stock of the Corporation in the public markets.

Item 6.	Reliance on Section 118(2) of the Securities Act

Not Applicable

Item 7.	Omitted Information

Not Applicable

Item 8.	Senior Officers

The name and business number of the senior officer of the Corporation who is knowledgeable about the material change and this report is:

Dale Kearns - Chief Financial Officer

Telephone: (403) 233-8875
Item 9.	Statement of Senior Officer

The foregoing accurately discloses the material change referred to in this report.

                    DATED at the City of Calgary, in the Province of Alberta, this 3rd day of December, 2003.

ZI CORPORATION

Per:	/s/ Dale Kearns

Dale Kearns

Chief Financial Officer